SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

SENDTEC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81688A106
(CUSIP Number)

April 1, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81688A106

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	6,642,886 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	6,642,886 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	6,642,886 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	9.99% (2)

12) Type of Reporting Person	HC/CO

(1)

Consists of 3,286,532 shares of Common Stock and 3,356,354 shares issuable upon conversion of Series B Preferred Stock. Excludes 29,643,646 shares issuable upon conversion of Series B Preferred Stock and 25,823,529 shares of Common Stock that would be immediately issuable upon conversion of Amended and Restated Debentures except that the terms of each of the Series B Preferred and the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)

Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007, an additional 10,036,670 shares of Common Stock issued by the Issuer in a private placement on March 26, 2008, as reported by the Issuer in a Current Report on Form 8-K dated March 25, 2008 and filed on March 28, 2008 and 3,356,354 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock.

CUSIP No.	81688A106

1) Name of Reporting Person	Lehman Brothers Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2518466

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	6,642,886 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	6,642,886 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	6,642,886 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	9.99% (2)

12) Type of Reporting Person	BD/CO

(1)

Consists of 3,286,532 shares of Common Stock and 3,356,354 shares issuable upon conversion of Series B Preferred Stock. Excludes 29,643,646 shares issuable upon conversion of Series B Preferred Stock and 25,823,529 shares of Common Stock that would be immediately issuable upon conversion of Amended and Restated Debentures except that the terms of each of the Series B Preferred and the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)

Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007, an additional 10,036,670 shares of Common Stock issued by the Issuer in a private placement on March 26, 2008, as reported by the Issuer in a Current Report on Form 8-K dated March 25, 2008 and filed on March 28, 2008 and 3,356,354 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock.

CUSIP No.	81688A106

1) Name of Reporting Person	LB I Group Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2741778

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	6,642,886 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	6,642,886 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	6,642,886 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	9.99% (2)

12) Type of Reporting Person	CO

(1)

Consists of 3,286,532 shares of Common Stock and 3,356,354 shares issuable upon conversion of Series B Preferred Stock. Excludes 29,643,646 shares issuable upon conversion of Series B Preferred Stock and 25,823,529 shares of Common Stock that would be immediately issuable upon conversion of Amended and Restated Debentures except that the terms of each of the Series B Preferred and the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)

Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007, an additional 10,036,670 shares of Common Stock issued by the Issuer in a private placement on March 26, 2008, as reported by the Issuer in a Current Report on Form 8-K dated March 25, 2008 and filed on March 28, 2008 and 3,356,354 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock.

Item 1(a).	Name of Issuer:

Sendtec, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

877 Executive Center Drive West Suite 300
St. Petersburg, FL 33702

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman Brothers Inc.
LB I Group Inc.

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

LB I Group Inc.
399 Park Avenue
New York, New York 10022

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware. LBI is a broker-dealer registered under Section 15 of the Act.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

81688A106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LB I Group is the actual owner of all of the shares of common stock, Series B Preferred Stock and Amended and Restated Debentures reported herein. LB I Group, is wholly-owned by LBI, which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LBI and Holdings may be deemed to be the beneficial owners of the securities owned by LB I Group.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Senior Vice President

LB I GROUP INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: April 2, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Senior Vice President

LB I GROUP INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President